March 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2017 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2017.

I, Graham Wilkins, P.Eng. of Tetra Tech Canada Inc. (formerly called Tetra Tech EBA Inc.), hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

  Preliminary Economic Assessment (PEA) for SilverCrest Mines Inc. (SilverCrest, SVL) of Vancouver, British Columbia, Canada for the La Joya property, located in Durango, Mexico NI 43-101 Technical Report” with an effective date of October 21, 2013, and amended on March 4, 2014 (the “Technical Report”)

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ Graham Wilkins
Graham Wilkins, P. Eng.